UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Universal Display Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

91347P105 (CUSIP NUMBER)

March 26, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91347P105

NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Scott Seligsohn
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

Philadelphia, Pennsylvania, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER

0
SHARED VOTING POWER

1,676,000
SOLE DISPOSITIVE POWER

0
SHARED DISPOSITIVE POWER

1,676,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,676,000
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 91347P105

NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Lori S. Rubenstein
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

Philadelphia, Pennsylvania, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER

0
SHARED VOTING POWER

1,676,000
SOLE DISPOSITIVE POWER

0
SHARED DISPOSITIVE POWER

1,676,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,676,000
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 91347P105

NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Scott Seligsohn
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER

370,242
SHARED VOTING POWER

3,176,000
SOLE DISPOSITIVE POWER

370,242
SHARED DISPOSITIVE POWER

3,176,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,546,242
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.8%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 91347P105

NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Lori S. Rubenstein
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER

125,000
SHARED VOTING POWER

3,176,000
SOLE DISPOSITIVE POWER

125,000
SHARED DISPOSITIVE POWER

3,176,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,301,001
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 91347P105

NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Winters
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER

SHARED VOTING POWER

3,176,000
SOLE DISPOSITIVE POWER

SHARED DISPOSITIVE POWER

3,176,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,176,000
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 91347P105

NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Joshua Averill
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER

SHARED VOTING POWER

0
SOLE DISPOSITIVE POWER

SHARED DISPOSITIVE POWER

0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1	(a).	Name of Issuer:

Universal Display Corporation (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

375 Phillips Boulevard Ewing, New Jersey 08618

Item 2	(a).	Name of Persons Filing:

This statement is filed by:

A. The Sherwin I. Seligsohn Irrevocable Indenture of Trust FBO Scott Seligsohn (“Seligsohn Trust”), of which Scott Seligsohn (“Seligsohn”), Lori S. Rubenstein (“Rubenstein”) and Steven G. Winters (“Winters”) serve as co-trustees, with respect to (1) the 1,500,000 shares of common stock, par value $0.01 per share (“Common Stock”) of Universal Display Corporation (the “Company”) owned by it and (2) the 176,000 shares of Common Stock owned by American Biomimetics Corporation (the “ABC Shares”), of which the Seligsohn Trust and the Sherwin I. Seligsohn Irrevocable Indenture of Trust FBO Lori S. Rubenstein (“Rubenstein Trust” and, together with the Seligsohn Trust, the “Trusts”) are the principal shareholders.

B. The Rubenstein Trust, of which Seligsohn, Rubenstein and Winters serve as co-trustees, with respect to (1) the 1,500,000 shares of Common Stock of the Company owned by it and (2) the ABC Shares.

C. Seligsohn with respect to (1) the Common Stock held by the Trusts in his capacity as co-trustee of the Trusts, (2) the ABC Shares in his capacity as co-trustee of Trusts in their capacity as shareholders of American Biomimetics Corporation, (3) 262,750 options to purchase Common Stock and (4) the 107,492 shares of Common Stock owned directly by him.

D. Rubenstein with respect to (1) the Common Stock held by the Trusts in her capacity as co-trustee of the Trusts, (2) the ABC Shares in her capacity as co-trustee of Trusts in their capacity as shareholders of American Biomimetics Corporation and (3) the 125,000 shares of Common Stock owned directly by her.

E. Winters with respect to (1) the Common Stock held by the Trusts in his capacity as co-trustee of the Trusts, and (2) the ABC Shares in his capacity as co-trustee of Trusts in their capacity as shareholders of ABC Shares.

F. Averill with respect to 0 shares of Common Stock.

The Trusts, Seligsohn, Rubenstein, Winters, Averill are hereinafter collectively referred to as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Trusts is:

c/o Steven G. Winters, Esquire Wolf, Block, Schorr & Solis-Cohen LLP 1650 Arch Street, 22nd Floor Philadelphia, PA 19103

The principal business address of Seligsohn and Rubenstein is:

375 Phillips Boulevard Ewing, NJ 08618

The principal business address of Winters is:

Wolf, Block, Schorr & Solis-Cohen LLP 1650 Arch Street, 22nd Floor Philadelphia, PA 19103

The principal business address of Averill is:

121 Ulmer Avenue Oreland, PA 19075

Item 2	(c).	Citizenship:

The Trusts are trusts formed in Pennsylvania, USA. Seligsohn, Rubenstein, Winters and Averill are all citizens of the United States.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2	(e).	CUSIP Number:

91347P105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	A.	Seligsohn Trust

	(a)	Amount beneficially owned:

1,676,000

	(b)	Percent of Class:

5.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,676,000

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1,676,000

	B.	Rubenstein Trust

	(a)	Amount beneficially owned:

1,676,000

	(b)	Percent of Class:

5.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,676,000

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1,676,000

	C.	Seligsohn

	(a)	Amount beneficially owned:

3,546,242

	(b)	Percent of Class:

11.8%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

370,242

(ii) Shared power to vote or to direct the vote:

3,176,000

(iii) Sole power to dispose or direct the disposition of:

370,242

(iv) Shared power to dispose or to direct the disposition of:

3,176,000

	D.	Rubenstein

	(a)	Amount beneficially owned:

3,301,000

	(b)	Percent of Class:

11%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

125,000

(ii) Shared power to vote or to direct the vote:

3,176,000

(iii) Sole power to dispose or direct the disposition of:

125,000

(iv) Shared power to dispose or to direct the disposition of:

3,176,000

	E.	Winters

	(a)	Amount beneficially owned:

3,176,000

	(b)	Percent of Class:

10.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or to direct the vote:

3,176,000

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

3,176,000

	F.	Averill

	(a)	Amount beneficially owned:

0

	(b)	Percent of Class:

0.0%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Averill

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

As of March 26, 2007, Winters was appointed as successor Co-Trustee to Averill under the Trusts. As such, Averill is no longer the beneficial owner of more than 5% of the common stock of the Company.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Seligsohn, Rubenstein and Winters are deemed the beneficial owners of greater than 5% of the Common Stock of the Company by virtue of their serving as co-trustees of the Trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Scott Seligsohn

Dated: March 26, 2007	By:	/s/ Scott Seligsohn
Scott Seligsohn, Co-Trustee

Dated: March 26, 2007	By:	/s/ Lori S. Rubenstein
Lori S. Rubenstein, Co-Trustee

Dated: March 26, 2007	By:	/s/ Steven G. Winters
Steven G. Winters, Co-Trustee

Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Lori S. Rubenstein

Dated: March 26, 2007	By:	/s/ Scott Seligsohn
Scott Seligsohn, Co-Trustee

Dated: March 26, 2007	By:	/s/ Lori S. Rubenstein
Lori S. Rubenstein, Co-Trustee

Dated: March 26, 2007	By:	/s/ Steven G. Winters
Steven G. Winters, Co-Trustee

Dated: March 26, 2007	/s/ Scott Seligsohn
Scott Seligsohn

Dated: March 26, 2007	/s/ Lori S. Rubenstein
Lori S. Rubenstein

Dated: March 26, 2007	/s/ Steven G. Winters
Steven G. Winters, Co-Trustee

Dated: March 26, 2007	/s/ Joshua Averill
Joshua Averill

EXHIBIT INDEX

Exhibits

I.	Joint Filing Agreement, dated March 26, 2007, between the Trusts, Seligsohn, Rubenstein, Winters and Averill.